

August 29, 2022

Ana Mendendez
Chief Financial Officer
Watsco, Inc.
2665 South Bayshore Drive, Suite 901
Miami, Florida 33133

> **Re: WATSCO INC**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **File No. 1-05581**

Dear Ms. Mendendez:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services